FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Recognized as 2015 Salesforce Ecosystem Champion of the Year for France

PRESS RELEASE

Magic Software Recognized as 2015 Salesforce Ecosystem Champion of the Year for France

Or Yehuda, Israel, July 28, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, today proudly announced that it has won the 2015 Salesforce Ecosystem Champion of the Year Award for France.

Magic was honored as Ecosystem Champion FY15 during an awards ceremony at the Salesforce Paris office attended by over 200 representatives from nearly 60 local and global Salesforce ecosystem partners. The ceremony was held on June 24, a day before Salesforce World Tour in Paris during which Salesforce announced the opening of a second French research and development (R&D) center and the signing of a definitive agreement to acquire Kerensen Consulting, a leading cloud consulting firm in Europe and long-time Magic partner that has standardized on the Magic xpi Integration Platform to complete dozens of Salesforce integration projects.

"We are proud to have been chosen as the Salesforce Ecosystem Champion of the year in France," said Eric Choppe, Managing Director of Magic France. "Thanks to Magic’s friendly, right-sized integration platform with its pre-built and certified Salesforce adapter, our customers are able to become more customer-centric, more efficient and more innovative by automating business processes between Salesforce and other core business applications."

“The Salesforce ecosystem of customers, partners and developers across France continues to grow, and IDC forecasts it will drive €3.3 billion of GDP impact and nearly 20,000 jobs across France by 2018,” said Olivier Derrien, Senior Vice President, Southern Europe and Emerging Markets, Salesforce. “This growth is possible through the commitment to exceptional solutions and customer satisfaction provided by Salesforce partners like Magic Software,” added Pascal Voirand, Alliance & Partner RVP Southern Europe, Salesforce.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Recognized as 2015 Salesforce Ecosystem Champion of the Year for France

Exhibit 10.1